U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM 10-SB12G


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                           BUSINESS ISSUERS

   UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          SYNREAL SERVICES CORP.
             ---------------------------------------------
            (Name of Small Business Issuer in its charter)


             Nevada                    88-0471263
    ----------------------    ----------------------------------
   (State of incorporation)  (I.R.S. Employer Identification No.)


    600-890 W. Pender St., Vancouver, B.C., Canada       V6C 1J9
    ----------------------------------------------       -------
       (Address of principal executive offices)         (Zip Code)

              Issuer's Telephone Number:    (604) 688-5388


   Securities to be registered pursuant to 12(b) of the Act: NONE
     Securities to be registered pursuant to 12(g) of the Act:


                      COMMON STOCK $.001 PAR VALUE
                      ----------------------------
                      				   (Title of Class)

                                 PART I

ITEM 1. DESCRIPTION OF BUSINESS
-------------------------------

Synreal Services Corp. ("Registrant") was incorporated in the State of Nevada on August 28, 2000 to engage in the business of providing due diligence and administrative services for real estate syndications. Registrant raised a total of $60,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended.

Industry Overview
-----------------
As middle and upper class individual and family wealth continues to grow, the financial intermediary business is well positioned for tremendous growth. Until recently, the non-institutional investor's options have been very limited to standard investment instruments such as stocks, bonds, term deposits and government debt instruments.

Over the past decade, as non-institutional wealth has continued to increase, substantial capital inflows have been devoted to the mutual fund industry. In many cases, individual investors have simply found that, in order to obtain annual returns exceeding the mid-single digits, their choices for reasonable, passive investment returns were limited to stock-based mutual funds. A relatively recent alternative has been the creation of merchant advisory services to facilitate pooled investment opportunities, or syndicates, for groups of like-minded individuals seeking the opportunity to invest in income-producing real estate. Over the past five years, Pacific Northwest-based advisors have sourced and arranged real estate investments, on behalf of their clients, in excess of hundreds of millions of dollars. And, while the industry is exceptionally conservative in terms of the business data it releases, it is clear by the growth of the few respected key players that the volume of business continues to grow.

Business - Plan of Operation
----------------------------
Registrant intends to develop conservative real estate syndicates that will capitalize on the private investors' desire to diversify their investment holdings from the traditional offering of stocks, bonds and government debt instruments. The syndicates will provide investors with an opportunity to participate in the ownership of various types of real estate holdings, including multi-family rental, office and industrial properties. The typical holding period established for the syndicates will be from five to seven years.

The syndicates, which will take the form of limited partnerships, will be one hundred percent owned and ultimately controlled by Registrant's clients. Registrant will serve as the general partner to implement the terms of the limited partnership agreements and facilitate the acquisition and operation of the target asset.

Registrant will be paid a fee upon the acquisition of a target asset for sourcing the asset, conducting the purchase due diligence, arranging financing and securing the investors. Registrant will also be paid an annual asset management fee for the administration of the limited partnership, overseeing the third party property manager engaged to manage the asset on a day-to-day basis, reporting to the limited partners on a regular basis and issuing distributions pursuant to the limited partnership agreement. Registrant may be removed as the general partner by simple majority vote of the limited partners at any time after acquisition of the target asset.

Registrant believes a significant opportunity is available to facilitate non-institutional group investment, as investing in real estate is typically beyond the expertise and resources of the lone average investor. It further believes that its services will appeal to investors seeking a means to invest in quality real estate and looking to take advantage of Registrant's ability to research, source, analyze and acquire attractive properties and offer to investors the opportunity to participate with other like-minded investors at a comfortable investment level.

Product Analysis
----------------
Registrant's real estate consultant activities will initially be focused on multi-family dwellings in suburban and town locales in the Pacific Northwest. This will allow management to take full advantage of its knowledge of these markets, the historically low and below-replacement cost prices in many areas, and as a result of concentration of product, lower management costs due to efficiencies of scale. Considerable effort will be placed on arranging client acquisitions in British Columbia, Canada, given the current depressed, but recovering, state of the economy. After the first year of operations, Registrant intends to broaden its focus in the Pacific Northwest markets and upon the establishment of its core business, the Company will investigate other North American markets as and when opportunities present themselves. When advisory services are provided for investment opportunities outside of the Pacific Northwest, it will be Registrant's intention to join with local partners to capitalize on local networks and minimize any adverse effects resulting from the asset's distance to the corporate office. Management has considerable expertise in the acquisition and management of multi-family rental, and small office and retail properties. Registrant's initial focus is on the establishment of limited partnerships for the acquisition of mid-size multi-family properties (30 to 75 units).

In summary, through existing business contacts, management is attempting to locate opportunities for its clients to invest in undervalued real estate assets and will use its management and construction expertise to enhance the value of its clients' real estate holdings with its experienced management and marketing skills when a target asset is acquired.

Revenue Model
-------------
Registrant is a strictly fee-for-service operation. It will not invest in the acquisitions, nor will it obtain an interest in any property for arranging the acquisition or the limited partnership. Registrant's principal source of revenues will arise from the various fees it will charge each limited partnership at the time of acquisition of the target asset and for the ongoing oversight and management activities of the limited partnership. These fees will include:

-	Investment Arrangement Fee for sourcing the investment,
conducting pre-purchase due diligence, structuring and documenting the limited partnership, and arranging for limited partners/investors; such fee are estimated to be between 6 and 8 percent of the target asset's acquisition price;

-	Financial Arrangement Fee for arranging mortgage financing
for the limited partnership; such fee to be between 1 and 2 percent of the mortgage amount;

-	Asset Management Fee for administering limited partnership
agreement, overseeing third party property managers, regular reporting to limited partners, engaging various professionals (i.e. accountants, lawyers) on behalf of limited partnership, making distributions pursuant to limited partnership agreement (such administration will commence on acquisition and continue until such time that Registrant is removed by the limited partners of an investment by simple majority vote); such fee to be between 1.5 and 3 percent of the limited partnership's annual gross income; and

-	Property Management Fee for local real estate assets,
Registrant may act as the day-to-day property manager; such fee to be no more than the industry standard rate (typically 3 to 5 percent of gross revenues for multi-family properties and 4 to 6 percent of gross revenues for commercial properties).

After the establishment of its core business, Registrant intends to offer other complementary fee-generating services, which may include real estate brokerage, mortgage brokerage and third-party property management.

Target Market
-------------
Registrant is attempting to develop a small, but loyal, clientele who would desire participation on a repeat basis, in diverse syndicated real estate investments. It is anticipated that the profile of such investors would be high income earning professionals who are looking to add real estate to their investment portfolios and wish to do so as a member of an investment syndicate, along with a small group of other like-minded and like-profiled investors. Registrant will seek to establish a reputation as an exclusive boutique-like blue chip consultation service. The initial geographic client market focus for Registrant is the Pacific Northwest and Alberta, Canada.

Advertising and Promotion
-------------------------
Registrant will promote itself primarily through the well-established financial advisor community and will offer a competitive commission of 5% to 7% of equity sourced; a level of commission that will enhance a devoted network.

Initial advertising or promotions will be specifically placed to maximize exposure to financial advisors and well-healed investors through the business section in local newspapers, regional and national finance magazines and newsletters, local radio investor talk-shows.

After the initial start-up period, it is expected that many new clients will come by way of referral from existing clients.

Competition
-----------
In the Pacific Northwest, there are presently only a handful of reputable consultants offering opportunities for sophisticated syndicated real estate investment. The foremost would be Anthem Properties, which commenced operations in 1991 and has arranged acquisitions on behalf of clients with a cost base in excess of $400 million. Their current management portfolio of over 30 properties has an estimated value exceeding $350 million. It has been reported that Anthem has over 3,000 individual clients, representing over $100 million in equity.

Over the last five years, other players have come and gone, for the most part with inauspicious and very public exits. Eron Mortgage, Taylor Ventures, Vantage Securities, while making the market more conscious of the value of knowing with whom you are dealing, have concomitantly driven the astute and prudent investor to reputable merchant consultants offering low to moderate risk investments with attractive and realistic rates of return. Registrant's primary goal is to take advantage of this opportunity and establish itself as a dependable, knowledgeable, reputable real estate syndication investment consultant firm.

Corporate Philosophy
--------------------
Stringent Financial Controls - Stringent financial checks and balances will be a hallmark of Registrant's activities so as to ensure that all investment consultant services and ongoing business affairs are dealt with in a conservative, responsible and professional fashion.

Individual Investment Integrity - It is intended that each investment syndicate will be a "stand-alone" group investment with no cross-guarantees or other financial support from Registrant or any other investment syndicate.

Investment Management - For non-local investments, third party property managers will be engaged to conduct the day-to-day management of the syndicated real estate. Local investments will be managed through an affiliate of Registrant, pursuant to an arm's length management agreement which would be terminable by a majority (based on investment) vote of the investors of the syndicate in question. While Registrant believes that it's management skills and performance will be of the highest caliber so as to assure investor support and, hence, a continued source of management fees, it also believes that it is important to assure investors that should there develop a lack of confidence in Registrant's management skills, new and independent management could be readily put in place.

Conservative Investment Profile - It is anticipated that recommended investments will be conservatively capitalized so there should not, except in extraordinary circumstances, be any requirement for a "cash call" to be made against investors. The fact that the properties will not be heavily levered will, necessarily, mean that the investment returns will likely be less than more highly levered real estate projects marketed by other consultants. Registrant's belief is that the profile of investor it is seeking to attract will be interested more in preservation of capital than with searching out, at increased risk, the highest rates of return.

Factors For Success
-------------------
The principal competitive factors in Registrant's market and the keys to Registrant's success include the following:

- Impeccable reputation of Registrant and its principals as trustworthy and expert real estate consultants
-  Network of financial professionals marketing the Company's services
-  Customer service and satisfaction
- Variety of investment opportunities to appeal to wide-range of risk/return preferences
-  Strategic advertising and promotions within financial
   community
-  Understanding of client's needs
-  Keeping abreast of trends in the rapidly evolving
   investment products industry
                           6

Office Facilities
-----------------
Registrant is currently using the business offices of its President, Brian Chelin, at Suite 600-890 West Pender Street, Vancouver, BC, Canada V6C 1J9, on a rent-free basis. The business premises consist of a single office and secretarial support. At such time as these premises are no longer sufficient for Registrant's business operations, Registrant will lease larger office space in downtown Vancouver at competitive market rates.

Employees
---------
At the present time, Registrant has no employees other than its officers and directors who devote their time either as needed or on a full-time basis to the business. Registrant intends to add staff as needed as it expands operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
------------------------------------------------------------------

Plan of Operation
-----------------
Registrant expects its current cash in the bank, plus revenues it expects to derive from its business operations to satisfy its cash requirements for business operations for at least the next 12 months without having to raise additional funds or seek bank loans.

As of the date of this registration statement, Registrant has not yet generated any revenues or expended any significant amount of money for research and development. During the next 12 months, Registrant intends to spend approximately $22,000 on advertising, marketing and promotion of its products and services.

During the next 12 months, Registrant does not intend to purchase any significant property or equipment.

Results of Operations
---------------------
For the period from inception to March 31, 2001, Registrant had no revenues and incurred net operating losses of $4,540 for general and administrative expenses.

Net cash provided by financing activities was $65,000 for the period from inception to March 31, 2001. The ability of Registrant to continue as a going concern is dependent on its ability to generate revenues or raise funds through sale of its equity securities for use in administrative and investment activities.

ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------

Registrant does not currently own any property.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
----------------------------------------------------------------------

The following table sets forth certain information regarding Registrant's Common Stock beneficially owned on March 31, 2001, for (i) each shareholder known by Registrant to be the beneficial owner of five (5%) percent or more of Registrant's outstanding Common Stock, (ii) each of Registrant's executive officers and directors, and (iii) all executive officers and directors as a group. At March 31, 2001, there were 2,200,000 shares of Registrant's Common Stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)             Class
----------------        ---------------------       ----------
Brian Chelin                   500,000 Direct		         22.5%
600-890 W. Pender Street
Vancouver, BC Canada V6C 1J9

Jennifer Wallace               500,000 Direct           22.5%
600-890 W. Pender Street
Vancouver, BC Canada V6C 1J9
----------------------------
All Executive Officers and
Directors as a group
(2 persons)                         1,000,000             45%


(1) The persons named above, who are the only officers, directors and principal shareholders of Registrant, may be deemed to be "parents" and "promoters" of Registrant, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in Registrant. These persons are the only "promoters" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT EMPLOYEES
--------------------------------------------------------------------------

The following table sets forth the names, positions with Registrant and ages of the executive officers and directors of Registrant. Directors are elected at Registrant's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

Name                        Age      Position(s)
----                        ---      -----------
Brian Chelin		               36      President, Treasurer and Director

Jennifer Wallace			          30		    Secretary and Director

Background of Officers and Directors
------------------------------------
Brian Chelin has been the President, Treasurer and a Director of Registrant since inception. Mr. Chelin has 11 years experience in real estate investment and finance. From August 1999 to the present, he has also been a manager and a co-owner of Lanyard Financial Corporation, a company specializing in syndicated mortgage investments in the Pacific Northwest and Alberta, Canada. From June 1994 to August 1999, he was Asset Manager and Assistant Vice-President of Hyland Turnkey Limited, an international real estate development, investment and management company based in Vancouver, BC. From 1992 to 1994, Mr. Chelin was an Account Manager with Sun Life Trust of Canada underwriting and managing a $50 million mortgage portfolio including special (default) accounts. He has been the originator and general partner in a number of successful private issuer real estate syndicates. Mr. Chelin graduated from the University of British Columbia in 1989 with a Bachelor of Commerce Degree specializing in Urban Land Economics. He also obtained a diploma from the University of Copenhagen in 1988 in International Business Studies. Mr. Chelin devotes full time to the business of Registrant.

Jennifer Wallace has been Secretary and a Director of Registrant since inception. From November 1999 to the present, Ms. Wallace has been a partner in Seniority Lifestyle Strategies, a housing consultation service. From 1998 to present, Ms. Wallace has developed and coordinated a pilot project in partnership with the British Columbia Housing and Management Corporation and the Vancouver/Richmond Health Board, which established a new model of supportive housing in the public sector. Ms. Wallace graduated from Simon Fraser University in 1999 with a Master of Arts Degree in Gerontology, specializing in housing issues and graduated from the University of Western Ontario in 1992 with a Bachelor of Arts Degree in Sociology. Ms. Wallace devotes her time as required to the business of Registrant.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

Registrant's officers and directors do not presently receive a salary for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of Registrant. Therefore, no summary compensation tables are included herein.

Employment Agreements
---------------------
Registrant's officers and directors are not currently party to any employment agreements with Registrant. Registrant presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, Registrant may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees of Registrant.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

The officers and directors of Registrant are involved in other business activities, and may, in the future become active in additional other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between Registrant and their own business interests. Registrant has not formulated a policy for the resolution of such conflicts.

On August 28, 2000, a total of 1,000,000 shares of restricted Common Stock were issued to Brian Chelin and Jennifer Wallace, Registrant's officers and directors in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share.

ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------

At March 31, 2001, there were 2,200,000 shares of Registrant's common stock issued and outstanding.

Common Stock
------------
The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of

Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of Registrant's securities.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash Dividends
--------------
As of the date of this registration statement, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in Registrant's business.

Reports
-------
Registrant will furnish audited annual financial reports to stockholders, certified by its independent accountants, and will furnish unaudited quarterly financial reports, reviewed by its independent accountants.

Stock Transfer Agent
--------------------
Registrant's stock transfer agent is Transfer Online of Portland, Oregon, an independent stock transfer agency.

                           PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
---------------------------------------------------------------------------

At March 31, 2001, there were 34 shareholders of record of Registrant's Common Stock. Registrant's Common Stock is currently listed for trading in the "pink sheets" under the trading symbol, "SYSC"; however, no trading has yet commenced.

ITEM 2. LEGAL PROCEEDINGS
-------------------------

Management of Registrant believes there are no material legal proceedings filed, or to Registrant's knowledge, threatened against Registrant.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------

Clyde Bailey P.C., independent chartered accountant, has been Registrant's only auditor since inception and there have been no disagreements between Registrant and Clyde Bailey P.C.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------

On August 28, 2000, a total of 1,000,000 shares of restricted Common Stock were issued to Registrant's officers and directors in exchange for organizational services and expenses, proprietary rights, business plans and cash in the amount of $5,000 U.S., or $.005 per share.

On December 21, 2000, a total of 1,200,000 shares of Common Stock were issued to 32 investors in exchange for $60,000 U.S., or $.05 per share, pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on November 3, 2000. All of such shares were sold to unrelated third parties.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------

Pursuant to the Articles of Incorporation and By-Laws of the corporation, Registrant may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of Registrant. In certain cases, Registrant may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Registrant must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.






                          PART F/S

The financial statements and supplementary data are included herein.

Following are the audited Financial Statements of Registrant for the period from inception on August 28, 2000 to March 31, 2001, prepared by Clyde Bailey P.C., Independent Chartered Accountant.

                           SYNREAL SERVICES CORP.


                               March 31, 2001
















                             Clyde Bailey, P.C.
                       Certified Public Accountant
                        10924 Vance Jackson #404
                        San Antonio, Texas 78230

CLYDE BAILEY P.C.
__________________________________________________________________
                                       Certified Public Accountant
                                          10924 Vance Jackson #404
                                          San Antonio, Texas 78230
                                              (210) 699-1287(ofc.)
                              (888) 699-1287  (210) 691-2911 (fax)

                                                           Member:
                                       American Institute of CPA's
                                            Texas Society of CPA's
Board of Directors
Synreal Services Corp.

                       INDEPENDENT AUDITOR'S REPORT
                       ----------------------------
I have audited the accompanying balance sheets of Synreal Services Corp. (Company) as of March 31, 2001 the related statement of operations, statement of stockholders' equity, and the statement of cash flows from August 28, 2000 to March 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2001 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

                        Clyde Bailey P.C.

San Antonio, Texas
May 12, 2001

                              Synreal Services Corp.
                        (A Development Stage Enterprise)
                                 Balance Sheet
                              As of March 31, 2001

                                   A S S E T S
                                   -----------
Current Assets
--------------
     Cash                                          $     60,460
                                                   ------------
          Total Current Assets                           60,460
                                                   ------------
          Total Assets                                             $     60,460
                                                                   ============
                              L I A B I L I T I E S
                              ---------------------
Current Liabilities
-------------------
     Taxes Payable                                             -
                                                    ------------
          Total Current Liabilities                            -
                                                    ------------
          Total Liabilities                                                  -

     Commitments and Contingencies                             -

                      S T O C K H O L D E R S '   E Q U I T Y
                      ---------------------------------------
Common Stock                                                2,200
     100,000,000 authorized shares, par value $.001
     2,200,000 shares issued and outstanding

Additional Paid-in-Capital                                 62,800
Accumulated Deficit during the Development Period         (4,540)
                                                      -----------    ----------
          Total Stockholders' Equity (Deficit)                           60,460
                                                                     ----------
          Total Liabilities and Stockholders' Equity                 $   60,460
                                                                     ==========



[FN]
The accompanying notes are integral part of consolidated financial statements.

                              Synreal Services Corp.
                       (A Development Stage Enterprise)
                            Statement of Operations
                     For the period ended March 31, 2001
                                                              From 8/28/00
                                                                (Initial)
                                                               to March 31
                                                         ----------------------
                                                                  2001
                                                         ----------------------
Revenues:
---------
     Revenues                                                                -
                                                         ---------------------
          Total Revenues                                 $                   -

Expenses:
---------
     Professional Fees                                                   1,000
     Operating Expenses                                                  3,622
                                                         ---------------------
          Total Expenses                                                 4,622
          Net Loss from Operations                       $              (4,622)

Other Income and Expenses:
--------------------------
     Gain from Currency Transactions                                        82
                                                         ---------------------
          Net Loss before Taxes                                         (4,540)

Provision for Income Taxes:
---------------------------
     Income Tax Benefit                                                      -
          Net Loss                                       $              (4,540)
                                                         =====================

Basic and Diluted Earnings Per Common Share                             (0.003)
                                                         ---------------------

Weighted Average number of Common Shares                             1,685,714
used in per share calculations                           =====================





[FN]
The accompanying notes are integral part of consolidated financial statements.

                                 Synreal Services Corp.
                           (A Development Stage Enterprise)
                               Statement of Cash Flows
                                                              From 8/28/00
                                                                (Initial)
                                                              to March 31
                                                         ----------------------
                                                                  2001
                                                         ----------------------
Cash Flows from Operating Activities:
-------------------------------------
     Net Income (Loss)                                   $              (4,540)

     Changes in operating assets and liabilities:                            -
                                                         ----------------------
          Total Adjustments                                                  -
                                                         ----------------------
Net Cash Used in Operating Activities                    $              (4,540)

Cash Flows from Investing Activities:
------------------------------------
     Capital Expenditures                                                    -
                                                         ----------------------
Net Cash Used in Investing Activities                    $                   -
                                                         ----------------------

Cash Flows from Financing Activities:
-------------------------------------
     Note Payable                                                           -
     Common Stock                                                      65,500
                                                         --------------------
Net Cash Provided for Financing Activities               $             65,500
                                                         --------------------

Net Increase (Decrease) in Cash                          $             60,460

Cash Balance, Begin Period                                                  -
                                                         --------------------
Cash Balance, End Period                                 $             60,460
                                                         ====================
Supplemental Disclosures:
          Cash Paid for interest                         $                  -
          Cash Paid for income taxes                     $                  -




[FN]
The accompanying notes are integral part of consolidated financial statements.

                             Synreal Services Corp.
                       (A Development Stage Enterprise)
                       Statement of Stockholders' Equity
                             As of March 31, 2001



                                     $0.001    Paid-In Accumulated Stockholders'
                            Shares   Par Value Capital   Deficit      Equity
                          ---------- --------- -------- ---------  ----------

Balance, August 28, 2000          -  $      -  $     -  $      -   $       -


Stock Issuance             1,000,000    1,000     4,000        -       5,000


Stock Issued -             1,200,000    1,200    58,800               60,000
504 Offering



Net Income (Loss)                                          (4,540)    (4,540)
                           ---------  --------  -------  ---------  ---------

Balance, March 31, 2001    2,200,000     2,200   62,800    (4,540)     60,460
                          ==========  ========  =======  =========  =========








[FN]
The accompanying notes are integral part of consolidated financial statements.

                             Synreal Services Corp.
                         Notes to Financial Statements

Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------

Synreal Services Corp. ("the Company") was incorporated under the laws of the State of Nevada on August 28, 2000 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 2,200,000 shares issued and outstanding as of March 31, 2001. The Company has been inactive since inception and has little or no operating revenues or expenses.

Development Stage Enterprise
----------------------------

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------

The Company has adopted the provisions of Financial Accounting Standards
Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when

                      Synreal Services Corp.
                  Notes to Financial Statements

incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------

Earnings per Common Share
-------------------------

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Comprehensive Income
--------------------

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances.
Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

                       Synreal Services Corp.
                   Notes to Financial Statements

Note 2  -  Common Stock
-----------------------

A total of 1,000,000 shares of stock were issued pursuant to a stock subscription agreement for $0.005 per share for a total of $5,000 to the original officers and directors.

In December of 2000, a Rule 504 offering was completed whereby 1,200,000 shares of common stock were issued at $.05 per share for a total of $60,000. The funds are to be used for expenses and working capital.

Note 3  -  Related Parties
--------------------------

The Organization has no significant related party transactions and/or relationships any individuals or entities.

Note 4 - Income Taxes
---------------------

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

Note 5  -  Subsequent Events
----------------------------

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                              SIGNATURES
                              ----------


In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                     SYNREAL SERVICES CORP.



Date:June 14, 2001    By:/s/ Brian Chelin, President, Treasurer
                     				    and Director



Date:June 14, 2001    By:/s/ Jennifer Wallace, Secretary
                     				    and Director